Exhibit 6.2

RW HOLDINGS STUDENT HOUSING REIT, INC.

CONFLICTS COMMITTEE CHARTER

Purpose

The purpose of the Conflicts Committee (the “Committee”) of the Board of Directors (the “Board”) of RW Holdings Student Housing REIT, Inc. (the “Company”) are to (i) approve transactions, and resolve other conflicts of interest, between the Company and its subsidiaries, on the one hand, and the Sponsor, the Advisor, any Director or their respective Affiliates, on the other hand; (ii) recommend Independent Director candidates for membership on the Board; (iii) make decisions regarding the compensation of officers and Directors; and (iv) perform such other responsibilities as are set forth in this Charter or delegated by the Board from time to time.

Committee Membership

The Committee shall be composed of three or more Independent Directors.

The members of the Committee shall be appointed by the Board and shall serve until their successors shall be duly elected and qualified or until their earlier death, retirement, resignation or removal. The Board shall have the power at any time to change the membership of the Committee and to fill vacancies on it, subject to such new member(s) qualifying as an Independent Director under applicable requirements in the Company’s Articles of Incorporation (the “Articles”) and Bylaws (the “Bylaws”). The members of the Committee shall designate a Chairman by majority vote of the full Committee membership.

Certain Definitions

Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Articles and Bylaws

Meetings

The Committee shall hold regular meetings as may be necessary (but not less frequently than annually) and such special meetings as may be called by the Chairman of the Committee. Any action of the Committee shall require approval of a majority of the members of the Committee.

Responsibilities and Duties

The Committee’s responsibilities and duties are as follows:

1.	Except as expressly permitted by the Articles and Bylaws, the Committee shall review and approve all transactions between the Company and its subsidiaries, on the one hand, and the Sponsor, the Advisor, any Director or their respective Affiliates.

1

2.	The Committee shall review and approve any agreement, and any amendment, restatement, renewal, extension or other modification thereof, between the Company or its subsidiaries, on the one hand, and the Sponsor, the Advisor, any Director or their respective Affiliates, on the other hand, including but not limited to the Advisory Agreement between and among the Company, the Sponsor and the Advisor. In connection therewith, the Committee shall be responsible for overseeing compliance with, and enforcing the provisions of, the Advisory Agreement on behalf of the Company, and shall, with sufficient frequency (but at least annually), review and approve the compensation that the Company contracts to pay to the Advisor and its Affiliates to determine that such compensation is reasonable in relation to the nature and quality of services performed and that such compensation is within the limits prescribed by the Articles and Bylaws.

3.	The Committee shall resolve all conflicts of interest between the Company or its subsidiaries, on the one hand, and the Sponsor, any Director, the Advisor or their respective Affiliates, on the other hand.

4.	The Committee shall review and approve, and make recommendations to the Board with respect to, the following matters, as applicable: (i) public offerings of securities; (ii) sales of properties and other investments; (iii) investments in properties and other assets exceeding a de minimis amount established from time to time by the Board; (iv) borrowings, if such approval is required by the Board or the Independent Directors, including pursuant to the Articles and Section 8.10 thereof; (v) transactions with Affiliates; (vi) the listing, if any, of the Company’s shares of common stock on a national securities exchange; (vii) any decision to become self-managed; and (viii) the sale of the Company or all or substantially all of its assets.

5.	The Committee shall oversee the Company’s annual valuation process, and the calculation of the Company’s net asset value each January as of December 31 of the prior year, beginning with the year ending that the Board has determined that the Company’s real estate portfolio has sufficiently stabilized for the purpose of making a meaningful calculation.

6.	The Committee shall oversee the Company’s investment in the securities of any real estate Affiliate.

7.	The Committee shall make recommendations to the Board regarding Independent Director candidates for membership on the Board, including the slate of Independent Director nominees to be proposed by the Board for election by the stockholders at the annual meeting of stockholders and any director nominees to be elected by the Board to fill interim Independent Director vacancies.

2

8.	The Committee shall approve all compensation, if any, to the Company’s officers and shall make recommendations to the Board regarding compensation to Directors.

9.	The Committee shall perform all such other duties and responsibilities as are required by the Articles to be performed by the Independent Directors

10.	The Committee shall produce and provide to the Board the following reports:

a.	An annual performance evaluation of the Committee under this Charter. In conducting this evaluation, the Committee shall compare the performance of the Committee with the requirements of this Charter and set forth the goals and objectives of the Committee for the following year.

b.	A summary of actions taken at each Committee meeting.

c.	A report of any issues that arise with respect to the Committee's responsibilities.

11.	The Committee may perform any other activities consistent with this Charter, the Articles, the Bylaws and as are permitted by the Maryland General Corporation Law and as the Committee or the Board deems necessary or appropriate.

In the Committee’s determinations relating to the approval of the transactions described in this Charter and to the resolution of any conflict of interest, the Committee shall comply with the related guidelines and other provisions set forth in the Articles and Bylaws, and may consider (a) the relative interests of any party to such conflict, agreement, transaction or situation and the benefits and burdens relating to such interest; (b) any customary or accepted industry practices and any customary or historical dealings with a particular Person; (c) any applicable generally accepted accounting practices or principles; and (d) such additional factors as the Committee determines in its sole discretion to be relevant, reasonable, necessary or appropriate under the circumstances.

The Committee shall have the sole authority to retain and terminate any counsel, advisor or consultant to assist the Committee in carrying out its responsibilities, and the sole authority to approve such counsel’s, advisor’s or consultant’s fees and other retention terms. The Company shall provide for appropriate funding, as determined by the Committee, for payment of professional services of any counsel, advisors or consultants retained by the Committee.

The Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, provided that the decision of such subcommittee shall be presented to the full Committee at its next meeting.

3